Exhibit 99
June 17, 2016

Mr. Howard G. Phanstiel
Chairman of the Board
United Online, Inc.
21255 Burbank Boulevard
Suite 400
Woodland Hills, CA 91367

Dear Mr. Phanstiel,

On behalf of sundry funds managed by Cannell Capital LLC (“CC”), we have voted in opposition to the proposed merger between United Online, Inc. (“UNTD”), of which CC is a substantial shareholder, and B. Riley Financial, Inc. (“RILY”), of which CC is a modest shareholder.

In considering its vote, CC has relied upon (i) the (alleged) fairness opinion provided to UNTD by JMP Securities LLC; (ii) CC’s own appraisal of UNTD; (iii) the reduced consideration offered to UNTD shareholders by RILY; and (iv) the $19/share appraisal by B. Riley & Co., Inc. in its November 4, 2015 report versus the $11/share proposed by RILY, its corporate brethren.

For the reasons articulated in this report by RILY employee Michael Crawford - namely UNTD’s stabilized revenue, growing free cash flow and pristine balance sheet - CC appreciates, nay respects, RILY’s $11 bid. In fact, B. Riley Financial, Inc. buying for $11 per share what B. Riley & Co., LLC has previously appraised at $19 is what CC itself attempts to do itself on a daily basis. Kudos go to RILY.

But that does not mean such is fair to UNTD.

In our opinion, CC would breach its fiduciary duty by assenting to this proposal and, accordingly, calls for greater consideration either in cash or stock issued to UNTD by RILY.

Best regards!

Sincerely,

J. Carlo Cannell
Managing Member